Exhibit 99.1
Duoyuan Global Water Inc. Reports
Fourth Quarter and Full Year 2010 Financial Results
FY10 Revenue Up 30.1% to RMB1.0 Billion
FY10 Diluted Earnings per ADS of $1.50
4Q10 Revenue Up 13.7% to RMB220.4 Million
4Q10 Diluted Earnings per ADS of $0.30
Live Conference Call to be Held Tomorrow at 8:00 AM U.S. Eastern Time
Beijing, China, March 22, 2011 — Duoyuan Global Water Inc. (NYSE: DGW) (“Duoyuan” or the “Company”), a leading China-based domestic water treatment equipment supplier, today announced unaudited financial results for the fourth quarter and full year of 2010. The Company will hold a conference call at 8:00 am ET tomorrow, March 23, 2011. Dial-in details may be found at the end of the release.
Third Party Review Update
As previously disclosed in September 2010, the Audit Committee retained advisors and commenced an internal review into whether the Company’s internal controls and processes met the standards required of a NYSE-listed company. Provided that the Audit Committee and its advisors receive complete access to requested documents, the review can be concluded by the end of the second quarter of 2011. Accordingly, the Board of Directors is not in a position to approve or otherwise ratify the Company’s presentation of the unaudited results for the fourth quarter and fiscal year ended December 31, 2010 at this time. The Company’s unaudited results for the fourth quarter and fiscal year ended December 31, 2010 are subject to change pending the completion of the audit and the internal review.
Fourth Quarter 2010 Financial Highlights
•	Revenue increased 13.7% to RMB220.4 million ($33.4 million)[1] from RMB193.8 million in the prior year period.
•	Gross profit increased 0.9% to RMB92.6 million ($14.0 million) from RMB91.7 million in the prior year period.
•	Gross margin was 42.0% compared to 47.3% in the prior year period.
•	Diluted earnings per ADS was $0.30. Each ADS represents two of the Company’s ordinary shares.
Mr. Wenhua Guo, the Company’s Chairman and Chief Executive Officer, stated, “We are pleased to have achieved full year 2010 revenue of over one billion RMB. This landmark achievement demonstrates our ability to deliver sustained growth and our continued strong presence in China’s water treatment industry. We recognize that our fourth quarter performance reflects expected seasonality as well as the shift in timing of revenue that we mentioned last quarter. At the same time, we continue to be confident in our ability to drive long-term growth through our comprehensive and high-quality product offerings, low-cost manufacturing base, extensive distribution network and focus on continually developing new products.”
Fourth Quarter 2010 Financial Performance
Fourth quarter 2010 revenue increased by 13.7% to RMB220.4 million ($33.4 million) from RMB193.8 million in the comparable period of 2009. Revenues were calculated net of sales rebates and local sales taxes, which were RMB1.6 million ($0.2 million) and RMB0.6 million ($0.1 million), respectively, in the fourth quarter of 2010. As of December 1, 2010, all foreign investment enterprises became subject to local taxes, which are recorded as a contra revenue account in accordance with industry standards.
Revenue from water purification equipment increased by 14.0% to RMB50.7 million ($7.7 million) in the fourth quarter of 2010 from RMB44.5 million in the prior year period, due to strong market demand for the Company’s central water purifiers, UV water purifiers and industry pure water equipment.
Revenue from water conservation equipment, which includes circulating water treatment equipment, increased by 11.2% to RMB75.3 million ($11.4 million) in the fourth quarter of 2010 from RMB67.7 million in the fourth quarter of 2009, driven by continued demand for the Company’s fully automatic filters, electronic water conditioners and water softeners.

1.	This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the quarter ended December 31, 2010, were made at a rate of RMB6.600 to USD1.00, the noon buying rate in effect on December 31, 2010 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. Duoyuan Global Water makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

Revenue from water reuse equipment, which includes wastewater treatment equipment, increased by 10.7% to RMB87.0 million ($13.2 million) in the fourth quarter of 2010 from RMB78.6 million in the fourth quarter of 2009, due to increased demand for the Company’s online testing equipment, aerators, UV shelving disinfection systems and belt filter press machines.
Revenue from spare parts increased by 102.7% to RMB9.6 million ($1.5 million) in the fourth quarter of 2010, from RMB4.7 million in the fourth quarter of 2009.
For the fourth quarter of 2010, gross profit increased by 0.9% to RMB92.6 million ($14.0 million) from RMB91.7 million in the prior year period. Gross margin for the fourth quarter of 2010 was 42.0%, compared to 47.3% in the fourth quarter of 2009 and 46.1% in the third quarter of 2010. The sequential decline in gross margin is primarily due to seasonality in the fourth quarter, which led to a lower revenue base and thus less cost savings from economies of scale than in other quarters. On a year-over-year basis, the gross margin decline also reflects the raw material price increases that the Company experienced throughout 2010, as well as margin pressures from the increasingly competitive landscape of the wastewater equipment market.
Operating income increased by 19.7% to RMB65.8 million ($10.0 million) in the fourth quarter of 2010 compared to RMB55.0 million in the comparable period of 2009.
Selling expenses decreased 69.5% year-over-year to RMB8.3 million ($1.3 million), primarily due to the Company’s decision to discontinue certain advertising activities in the third quarter of 2010. Research and development expenses increased 46.2% to RMB6.9 million ($1.0 million) from RMB4.7 million in the prior year period, reflecting the Company’s continued efforts to drive growth through product innovation. General and administrative expenses increased to RMB11.6 million ($1.8 million) from RMB4.7 million in the prior year period, reflecting increased expenses associated with being a U.S. publicly-listed company as well as salary increases commensurate with business growth. Total operating expenses decreased 27.1% from the prior year period and decreased sequentially by 21.6% from the third quarter of 2010.
Provision for income taxes in the fourth quarter of 2010 increased to RMB18.0 million ($2.7 million), an effective tax rate of 27.1%, from RMB15.4 million in the prior year period.
Net income increased 21.4% to RMB48.3 million ($7.3 million) compared to RMB39.8 million in the prior year period. Diluted earnings per share was RMB0.98 ($0.15) in the fourth quarter of 2010, compared to RMB0.91 in the fourth quarter of 2009. Diluted earnings per ADS was RMB1.96 ($0.30) in the fourth quarter of 2010, compared to RMB1.81 per ADS in the prior year period.
During the fourth quarter of 2010, the Company recorded non-cash, share-based compensation expense of approximately RMB0.9 million ($0.1 million). Excluding these expenses, non-GAAP net income increased by 24.7% to RMB49.3 million ($7.5 million) in the fourth quarter of 2010 from RMB39.5 million in the fourth quarter of 2009. Non-GAAP diluted earnings per share was RMB1.00 ($0.15) in the fourth quarter of 2010, compared to RMB0.90 in the fourth quarter of 2009. Non-GAAP diluted earnings per ADS was RMB2.00 ($0.30) in the fourth quarter of 2010, compared to RMB1.80 in the prior year period. Please refer to the non-GAAP presentation provided below for a period-to-period comparison excluding non-cash, share-based compensation expense.
The Company had approximately 49.2 million weighted average diluted shares outstanding for the quarter ended December 31, 2010, compared to approximately 43.9 million weighted average diluted shares outstanding for the quarter ended December 31, 2009.
Mr. Stephen C. Park, Chief Financial Officer, commented, “We would like to highlight two new items related to our financials this quarter. First, as stated in our revenue discussion, as of December 2010, all foreign investment enterprises will now be assessed local taxes from which we were previously exempt. These taxes consist of a mandatory city maintenance and construction tax and a local education tax. These charges will be ongoing and standard across the industry.”
Mr. Park continued, “Second, we would also like to note that our balance sheet reflects pending tax payments owed to the tax authorities for restricted share grants from our IPO. We are in the process of resolving this matter with the tax authorities. We would like to emphasize though that these are payments that are not related to our core business and, on a net basis, do not affect our operating results.”

Full Year 2010 Financial Performance
For the full year ended December 31, 2010, revenue increased by 30.1% to RMB1.0 billion ($154.4 million) from RMB783.4 million for the full year ended December 31, 2009. During this same period, gross profit increased by 23.7% to RMB466.7 million ($70.7 million) from RMB377.2 million in the prior year period. Operating income increased by 74.5% to RMB328.3 million ($49.7 million) from RMB188.1 million in the prior year period. Net income was RMB241.3 million ($36.6 million) compared to RMB117.0 million in the prior year period. Diluted earnings per share was RMB4.95 ($0.75) in the full year ended December 31, 2010, compared to RMB3.16 in the full year ended December 31, 2009. Diluted earnings per ADS was RMB9.90 ($1.50) in the full year ended December 31, 2010, compared to RMB6.31 per ADS in the prior year period.
For the full year ended December 31, 2010, the Company recorded non-cash, share-based compensation expense of approximately RMB3.7 million ($0.6 million), or approximately $0.01 per ADS, compared to RMB91.3 million in the prior year period. Excluding these expenses, non-GAAP net income increased by 17.7% to RMB245.1 million ($37.1 million) from RMB208.3 million in the prior year period. Non-GAAP diluted earnings per share was RMB5.02 ($0.76) for the full year of 2010, compared to RMB5.62 in the prior year period. Non-GAAP diluted earnings per ADS was RMB10.05 ($1.52) for the full year of 2010, compared to RMB11.24 in the prior year period. Please refer to the non-GAAP presentation provided below for a period-to-period comparison excluding non-cash, share-based compensation expense. Weighted average diluted shares outstanding was approximately 48.8 million for the full year ended December 31, 2010, up from 37.1 million in the prior year period.
As of December 31, 2010, the Company had cash and restricted cash of RMB992.1 million ($150.3 million), compared to RMB918.7 million as of December 31, 2009. Cash flows provided by operating activities for the full year ended December 31, 2010 were approximately RMB232.6 million ($35.2 million). Depreciation and amortization expense was RMB18.6 million ($2.8 million) for the full year ended December 31, 2010. Cash flows used in investing activities were RMB682.8 million ($103.5 million) for the full year of 2010, reflecting the Company’s progress on its new capital expenditures plan begun during the fourth quarter of 2009. Cash flows provided by financing activities were approximately RMB504.3 million ($76.4 million) for the full year of 2010, reflecting RMB524.3 million ($79.4 million) raised in a follow-on offering of the Company’s ADSs as well as RMB20.0 million ($3.0 million) of debt repaid during the first quarter of 2010.
Financial Outlook
Mr. Stephen C. Park, Chief Financial Officer, stated, “As we move into 2011, our competitive position remains strong and we are poised for future growth supported by our trusted brand name and extensive distribution network. With this in mind, we expect to generate revenue of approximately RMB195 million in the first quarter of 2011.”
This forecast reflects the Company’s current and preliminary view, which is subject to change.
Conference Call
The Company will hold a conference call at 8:00 am ET on March 23, 2011 to discuss fourth quarter and full year 2010 results. Listeners may access the call by dialing:

United States toll free:	1-866-519-4004
China toll free:	400-6208038
Hong Kong toll free:	800-930346
United Kingdom toll free:	0808-2346646
International:	1-718-354-1231
Conference ID:	44223796
A telephone replay will become available beginning two hours after the conclusion of the call and will be available through March 30, 2011. Listeners may access the replay by dialing:

United States toll free:	1-866-214-5335
International:	1-718-354-1232
Conference ID:	44223796
Preregistration and a webcast will also be available through the Company’s website at www.duoyuan-hq.com.

Non-GAAP Disclosure
Non-GAAP net income represents net income before share-based compensation expense. The Company believes that non-GAAP net income is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry. The calculation of non-GAAP net income allows the Company to compare its operating results with those of other companies without giving effect to expenses related to share-based compensation, which may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.
Non-GAAP net income is not a measure of performance under accounting principles generally accepted in the United States (U.S. GAAP). The Company includes it in this presentation in order to:
•	improve transparency for investors;
•	assist investors in their assessment of the Company’s operating performance;
•	facilitate comparisons to historical performance;
•	ensure that this measure is fully understood in light of how the Company evaluates its operating results; and
•	properly define the metric used and confirm its calculation.
Non-GAAP net income is not meant to be considered in isolation or as a substitute for items appearing on the Company’s financial statements prepared in accordance with U.S. GAAP. Rather, the non-GAAP measure should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under U.S. GAAP and its definition should be carefully reviewed and understood by investors. The Company recognizes that the usefulness of non-GAAP net income has certain limitations, including:
•	Non-GAAP net income does not include share-based compensation expense. Because the Company periodically has granted, and expects to continue to grant, options and restricted share awards to its employees, share-based compensation expense is a necessary element of the Company’s costs and ability to generate profits and cash flows. Therefore, any measure that excludes share-based compensation expense may have material limitations; and
•	the manner in which the Company calculates non-GAAP net income may differ from that of other companies, which limits its usefulness as a comparative measure.
The Company compensates for the foregoing limitations by using non-GAAP net income as a comparative tool, together with U.S. GAAP measurements, to assist in the evaluation of its operating performance. Please refer to the non-GAAP reconciliation table for a reconciliation of non-GAAP net income to net income, which is the most directly comparable U.S. GAAP financial measure as well as a reconciliation of non-GAAP earnings per share and non-GAAP earnings per ADS to earnings per share and earnings per ADS, respectively.
About Duoyuan Global Water Inc.
Duoyuan Global Water Inc. is a leading China-based domestic water treatment equipment supplier. Duoyuan’s product offerings address key steps in the water treatment process, such as filtration, water softening, water-sediment separation, aeration, disinfection and reverse osmosis. Duoyuan offers a comprehensive set of complementary products across three product categories: water conservation, including circulating water treatment; water purification; and water reuse treatment, including wastewater treatment. The Company has an extensive local distribution network, which provides proximity to end-user customers and responsiveness to local market demand. Learn more at www.duoyuan-hq.com.
Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Item 3. Key Information — Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009, filed with the Securities and Exchange Commission on June 18, 2010, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Contact Information
ICR, LLC
In the U.S.: Ashley M. Ammon: 1-646-277-1227
In China: Wen Lei Zheng: 86-10-6583-7510

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	THREE MONTHS ENDED DECEMBER 31,			YEAR ENDED DECEMBER 31,
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$
REVENUE	193,832,362	220,419,118	$33,396,836	783,411,447	1,019,222,820	$154,427,700
COST OF REVENUE	102,115,646	127,865,142	19,373,506	406,177,153	552,525,733	83,716,020

GROSS PROFIT	91,716,716	92,553,976	14,023,330	377,234,294	466,697,087	70,711,680
RESEARCH AND DEVELOPMENT EXPENSES	4,703,729	6,875,015	1,041,669	18,386,436	24,501,177	3,712,300
SELLING EXPENSES	27,382,816	8,339,403	1,263,546	68,873,210	74,030,705	11,216,773
GENERAL AND ADMINISTRATIVE EXPENSES	4,675,183	11,585,678	1,755,406	101,837,126	39,846,068	6,037,283

OPERATING INCOME	54,954,988	65,753,880	9,962,709	188,137,522	328,319,137	49,745,324
INTEREST EXPENSE	(295,295)	—	—	(1,218,745)	(84,370)	(12,783)
OTHER INCOME	541,589	553,934	83,929	1,346,863	2,264,482	343,103

INCOME BEFORE INCOME TAXES	55,201,282	66,307,814	10,046,638	188,265,640	330,499,249	50,075,644
PROVISION FOR INCOME TAXES	15,401,879	17,979,540	2,724,173	71,270,638	89,151,406	13,507,789

NET INCOME	39,799,403	48,328,274	$7,322,465	116,995,002	241,347,843	$36,567,855

Earnings per share:
Basic	0.91	0.98	$0.15	3.16	4.95	$0.75
Diluted	0.91	0.98	$0.15	3.16	4.95	$0.75

Earnings per ADS:
Basic	1.82	1.96	$0.30	6.33	9.91	$1.50
Diluted	1.81	1.96	$0.30	6.31	9.90	$1.50

Weighted average number of shares outstanding:
Basic	43,702,631	49,222,631	49,222,631	36,982,711	48,708,439	48,708,439
Diluted	43,859,804	49,222,669	49,222,669	37,064,864	48,779,824	48,779,824

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2009	2010	2010
	(AUDITED)	(UNAUDITED)	(UNAUDITED)
	RMB	RMB	US$
ASSETS
CURRENT ASSETS:
Cash	918,667,261	957,202,916	145,030,745
Restricted cash	—	34,865,669	5,282,677
Accounts receivable	197,087,701	242,900,520	36,803,109
Inventories, net of reserve for obsolescence	33,419,900	42,531,772	6,444,208
Other receivables	676,376	9,837,914	1,490,593
Other current assets	1,344,702	—	—
Deposits	5,605,530	1,476,265	223,677

Total current assets	1,156,801,470	1,288,815,056	195,275,009

PLANT AND EQUIPMENT, net	144,755,275	319,050,175	48,340,936

OTHER ASSETS:
Prepaid leases	21,957,806	181,288,632	27,467,974
Deposits — long term	44,378,173	330,256,928	50,038,928
Deferred tax assets	4,694,347	3,579,007	542,274
Intangible assets	—	44,660,000	6,766,667

Total other assets	71,030,326	559,784,567	84,815,843

Total assets	1,372,587,071	2,167,649,798	328,431,788

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Notes payable	20,000,000	—	—
Accounts payable	27,913,596	41,709,138	6,319,566
Other payables	19,722,465	61,503,657	9,318,736
Related party payables	—	5,406,100	819,106
Income taxes payable	15,423,292	15,696,566	2,378,268

Total current liabilities	83,059,353	124,315,461	18,835,676

SHAREHOLDERS’ EQUITY:
Ordinary shares, US$0.000033 par value: Authorized shares - 1,500,000,000; Issued and outstanding - 43,702,631 shares at December 31, 2009 and 49,222,631 shares at December 31, 2010	10,384	11,627	1,762
Additional paid-in capital	861,292,062	1,389,293,588	210,499,029
Statutory reserves	57,319,979	57,368,637	8,692,218
Retained earnings	370,905,293	612,204,479	92,758,254
Accumulated other comprehensive loss	—	(15,543,994)	(2,355,151)

Total shareholders’ equity	1,289,527,718	2,043,334,337	309,596,112

Total liabilities and shareholders’ equity	1,372,587,071	2,167,649,798	328,431,788

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP STATEMENTS OF INCOME ITEMS

	THREE MONTHS ENDED DECEMBER 31,			YEAR ENDED DECEMBER 31,
	2009	2010	2010	2009	2010	2010
	RMB	RMB	US$	RMB	RMB	US$

GAAP NET INCOME	39,799,403	48,328,274	$7,322,466	116,995,002	241,347,843	$36,567,855
Share-based compensation	(298,930)	936,223	141,852	91,256,413	3,729,381	565,058

NON-GAAP NET INCOME	39,500,473	49,264,497	$7,464,317	208,251,415	245,077,224	$37,132,913

GAAP Earnings per share — diluted	0.91	0.98	$0.15	3.16	4.95	$0.75
Share-based compensation	(0.01)	0.02	0.00	2.46	0.07	0.01

NON-GAAP Earnings per share — diluted	0.90	1.00	$0.15	5.62	5.02	$0.76

GAAP Earnings per ADS — diluted	1.81	1.96	$0.30	6.31	9.90	$1.50
Share-based compensation	(0.01)	0.04	0.00	4.93	0.15	0.02

NON-GAAP Earnings per ADS — diluted	1.80	2.00	$0.30	11.24	10.05	$1.52

Weighted average number of shares outstanding — diluted	43,859,804	49,222,669	49,222,669	37,064,864	48,779,824	48,779,824